

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Lara Mataac
General Counsel, Chief Compliance Officer and Corporate Secretary
OneSpan Inc.
1 Marina Park Drive, Unit 1410
Boston, Massachusetts 02210

> **Re: OneSpan Inc.**
> **Schedule TO-I filed November 13, 2023**
> **File No. 005-59373**

Dear Lara Mataac:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in the offer materials.

Schedule TO-I filed November 13, 2023

IMPORTANT, page iii

1. We note the following statement: "We are not making the Offer to, and will not accept any tendered shares from, holders of Shares in any jurisdiction or in any circumstances where it would be illegal to do so, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). While we note your undertaking to comply with the all-holders provisions of Rule 13e-4(f)(8), your ability to do so while stating that you may not accept tenders from shareholders in certain jurisdictions is unclear. Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

2.   We note the following statement: "THE STATEMENTS MADE IN THIS OFFER TO PURCHASE ARE MADE AS OF THE DATE ON THE COVER PAGE, AND THE STATEMENTS INCORPORATED BY REFERENCE ARE MADE AS OF THE DATE OF THE DOCUMENTS INCORPORATED BY REFERENCE. THE DELIVERY OF THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE IS CORRECT AS OF A LATER DATE OR THAT THERE HAS NOT BEEN ANY CHANGE IN SUCH INFORMATION OR IN OUR AFFAIRS SINCE SUCH DATES." Please revise to clarify that the Company will amend the offer materials to reflect any material change in the information previously disclosed, consistent with the Company's obligation under Rule 13e-4(c)(3) and Rule 13e-4(d)(2). In addition, to the extent that disclosure in filings incorporated by reference was accurate when those filings were made but is not longer current as of the date of the filing of these offer materials, we believe the Company does have an obligation to update. Please revise your disclaimer accordingly.

Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals, page 19

3.   You state that, if you complete the Offer, shareholders who "retain an equity interest in the Company as a result of a partial tender of Shares or proration . . . will realize an automatic increase in their relative ownership interest in the Company." We note that this statement appears inconsistent with the possibility that a tendering shareholder who retains some shares would have a decreased relative ownership interest after completion of the Offer; for example, it seems unlikely that a shareholder who tendered 1000 shares and retained 50 shares would have a greater relative ownership interest after completion of the Offer than before completion of the Offer. Please revise your disclosure or explain why you believe your current disclosure appropriately reflects possible scenarios such as the one described above.

4.   We note your disclosure on page 20 that the Company has no current plans for the reissuance of Shares purchased pursuant to the Offer "[o]ther than in connection with the vesting of equity incentive grants." We also note your disclosure on page 16 that, if the Offer is fully subscribed, you would purchase 1,818,181 to 2,105,263 Shares and that, as of November 9, 2023, you had "an aggregate of approximately 562,362 Shares reserved for issuance under [your] Equity Incentive Plan." If the Offer is intended to make Shares available for upcoming vesting events, please add appropriate disclosure or explain why such information is not material.

Conditions of the Offer, page 29

5.   You state that you may terminate or amend the Offer if certain "events have occurred (or are determined by [you] to have occurred) that, in [your] reasonable judgment and regardless of the circumstances giving rise to the event or events *(including any action or inaction by [you])*, makes it *inadvisable* to proceed with the Offer or with acceptance for

payment or payment for the Shares in the Offer" (emphasis added). All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language throughout your document relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

6.   Refer to the second bullet point on page 29. The phrase "or otherwise relates in any manner to the Offer" qualifying any threatened or actual actions of the type listed in the bullet point above renders this condition extremely broad and may raise illusory concerns under Regulation 14E. Please revise to better articulate the scope of this condition in a manner understandable to target shareholders.

7.   You have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete this language.

8.   You have included a condition that will be triggered by "the commencement of a war, armed hostilities or other similar national or international calamity . . . directly *or indirectly* involving the United States" (emphasis added). The broad wording of this offer condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute "indirect involvement" of the United States, or delete this language.

9.   We note the following disclosure on page 31: "The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date, subject to applicable laws. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated." If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise.

10. Refer to the last bullet point in this section on page 31. Clarify the circumstances under which you believe you may delay acceptance of, or payment for, tendered Shares without extending the Offer (which is covered in the last bullet point on page 30), or delete.

<u>Financial Statements and Information, page 34</u>

11.   We note that you incorporate by reference the Company's financial statements included in the enumerated filings listed. However, the disclosure document disseminated to shareholders must at a minimum contain summary financials. See Instruction 6 to Item 10 of Schedule TO and Question I.H.7 in the Division of Corporation Finance's "Third Supplement to the Manual of Publicly Available Telephone Interpretations" (July 2001). Please revise, and advise in your response letter how you will distribute this information to target shareholders.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at 202-551-4568.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions